December 15, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Larry Spirge

Re:	Integrated Media Technology Limited Draft Registration Statement on Form 20-F Submitted November 3, 2016 CIK No. 0001668438

Dear Mr. Larry Spirge,

We refer to the letter from you dated November 30, 2016 in respect to Integrated Media Technology Limited (the “Company” or “IMT”) Form 20-F filed on November 3, 2016.

We hereby respond the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and Staff’s comments are presented in bold italics.

General, page 1

1. We note that you cite to industry research for information and statistics regarding market data. Please provide us with marked copies of any materials that support these and other third party statements, with cross-references to the statements containing the underlying factual support. Confirm for us that these documents are publicly available. Tell us whether any of the reports were prepared for you or in connection with your registration statement. We note, by way of example only, the reference to Technavie cited on page 30 regarding revenue for the global 3D display market.

The market report for Technavie which is found on the internet at

http://www.prnewswire.com/news-releases/global-3d-imaging-market-to-exhibit-268-cagr-during-2015-2021-healthcare-to-emerge-as-leading-end-use-industry-transparency-market-research-576979791.html

We have also attached the Technavie article to this letter as Appendix 1.

The market report we used is prepared by Frost and Sullivan and the extracted pages of the report are attached to this letter as Appendix 2. This report was commissioned by us and is not available publicly at the moment.

Selected Financial Data, page 3

2. We note your disclosure of selected financial data for the fiscal years ended 2015, 2014 and 2013 beginning on page 10. Please revise to include selected financial data for the five most recent financial years. Alternatively, confirm that you have represented to your host country regulator that such information cannot be provided, or cannot be provided on a restated basis, without unreasonable effort or expense. Please refer to Item 3(A)(1) of Form 20-F.

In response to the Staff’s comment, we have included the selected financial data for the fiscal years ended December 31, 2012 and 2011 so that we have presented the selected financial data for the five most recent financial years on Page 3 of the Form 20F- Amendment 1.

Level 7, 420 King William Street, Adelaide SA 5000, Australia	Page 1 of 6
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948

Implications of Being an Emerging Growth Company, page 5

3. We note your disclosure of the Company’s capitalization and indebtedness as of June 30, 2016. Please revise to include a statement of capitalization and indebtedness as of a date no earlier than 60 days prior to the date of the document. Refer to Item 3(B) of Form 20-F.

In response to the Staff’s comment, we have revised and included a statement of capitalization and indebtedness as of the date of October 31, 2016 on Page 4 of the Form 20F- Amendment 1.

Risk Factors, page 5

We have a limited operating history, and it may be difficult for potential investors to evaluate our business

4. Please expand your risk factor disclosure that your business is “subject to all the risks inherent in the initial organization, financing, expenditures, complications and delays inherent in a relatively new business” to include specific examples or risks specific to your company.

In response to the Staff’s comment, we have included specific examples of the risks specific to our business on Page 5 of the Form 20F- Amendment 1.

Public company compliance may make it more difficult for us to attract and retain officers and directors, page 13

5. To the extent determinable, please revise to include an estimate of the costs you expect to incur that are associated with public company compliance.

In response to the Staff’s comment, we have revised to include an estimate of the costs we expect to incur that are associated with public company compliance on the NASDAQ on Page 13 of the Form 20F- Amendment 1.

Information on the Company, page 23

History and Development of the Company

6. We note your disclosure that the Company purchased Yamaga Audio Limited and Zamora Corporation in April 2016. If material to an understanding of the nature and results of any acquisition of material assets other than in the ordinary course of business, please disclose the purchase price for each company.

In response to the Staff’s comment, the purchase of Yamaga Audio Limited and Zamora Corporation are not material to an understanding of the nature and results of any acquisition of material assets. We have revised to include the purchase price of these two companies on Page 23 of the Form 20F- Amendment 1.

Business Overview, page 24

7. Please provide a description of the nature of your operations and principal activities, stating the main categories of products sold and/or services performed for each of the last three financial years.

In response to the Staff’s comment, we have added the description of the nature of our operations and principal activities, including the main categories of products sold and /or services performed for each of the past 3 years on the bottom of Page 23 of the Form 20F- Amendment 1.

Level 7, 420 King William Street, Adelaide SA 5000, Australia	Page 2 of 6
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948

Business Overview, page 24

8. Please expand on your statement that there is a “growth in demand for 3D autostereoscopic displays across multiple industries,” and provide additional details for what you describe as “core technologies” that you seek to strategically own and control.

In response to the Staff’s comment, we have expanded on our statement there is a “growth for 3D autostereoscopic displays across multiple industries” and the description of “core technologies” on Page 24 of the Form 20F- Amendment 1.

Business Overview, page 24

9. Please explain in greater detail the significance of your reference to the educational and professional sectors in your description of the VisuMotion software.

In response to the Staff’s comments, we have added further description of the significance of our reference to the educational and professional sectors in the description of VisuMotion software on the first paragraph on Page 27 of the Form 20F- Amendment 1.

Market and Industry Analysis, page 33

10. We note your disclosure on global market size by revenue and volume. Please provide a breakdown of total revenues by category and geographic markets for each of the last three fiscal years for your company specifically.

In response to the Staff’s comments, we have added the breakdown of total revenues by categories and geographic markets of each of the past three fiscal years on the bottom of Page 23 of the Form 20F- Amendment 1.

Government Regulations, page 44

11. Please describe in greater detail any material effects of government regulation on your business. Please also identify the specific regulatory bodies. Please refer to Item 4(B)(8).

In response to Staff’s comments, we have further expanded in greater detail of any material effects of government regulation and the regulatory body on our business on Page 44 of the Form 20F- Amendment 1.

Operating and Financial Review and Prospects, page 46

Liquidity and Capital Resources, page 54

12. Please enhance your discussion here to quantify your expected capital requirements and indicate with more detail the measures you are taking to obtain suitable financing. Please be specific in discussing the potential sources of cash you may be able to obtain.

In response to the Staff’s comments, we have added comments to quantify our expected capital requirements and the measures we are taking to obtain suitable financing, including the potential sources of cash we may be able to obtain on Page 54 of the Form 20F- Amendment 1.

Level 7, 420 King William Street, Adelaide SA 5000, Australia	Page 3 of 6
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948

Liquidity and Capital Resources, page 54

13. Refer to disclosure of the performance fee on page F-28. We note that the deferred performance fee is to be paid by cashier order or banker draft. Please expand the discussion of liquidity to include disclosure of the terms of this future cash requirement.

In response to the Staff’s comments, we have added the discussion on the liquidity to include the disclosure of the terms of this future cash requirement on Page 54 of the Form 20F- Amendment 1.

Directors, Senior Management and Employees, page 57

Executive Compensation, page 61

14. Please confirm that disclosure of individual compensation is not required in the Company’s home country and is not otherwise publicly disclosed by the Company.

In response to the Staff’s comments, we confirm that the disclosure of individual compensation follows the listing rules in Australia and that no other public disclosures are required.

Additional Information, page 70

Material Contracts, page 73

15. In accordance with Item 10(C), please provide the amount of any consideration passing to or from the Company for each material contract you disclose.

We have added a column to disclose the amount of consideration passing to or from the Company for each of the material contracts on Page 73 of the Form 20F- Amendment 1.

Financial Statements

16. Refer to your accounting policy for business combinations on page F-6 and your disclosure of the acquisition of Marvel on page F-26. Please tell us how you evaluated whether financial statements of Marvel were required pursuant to Rule 3-05 of Regulation S-X, as the results of Marvel appear to be significant to IMT prior to the transaction.

In response to the Staff’s comments, we have evaluated that we are only to provide the latest two years audited financial statements of MDL for the fiscal years ended March 31, 2016 and 2015 in reliance to Rule 2030.1 and 2030.4 of the Division of Corporate Finance – Financial Reporting Manual. We have excluded the third year requirement as MDL’s revenue did not exceed USD50 million for the past 3 years of operation prior to the acquisition in reliance to Rule 210.3-05(b)(2)(iv).

Note 3 – Significant Accounting Policies, page F-6

17. Refer to your accounting policy for principles of consolidation on page F-6. Please disclose the fiscal year end for Marvel Digital Limited and Visumotion. Also, tell us whether there is any financial statement impact from the differing fiscal year ends and if material, disclose the impact.

In response to the Staff’s comments, we would like to advise that both Marvel Digital Limited and Visumotion Limited have March 31 as their fiscal year end for their statutory accounts. For the consolidation of these two subsidiaries into the IMT consolidated accounts, we use the financial numbers of each of these two subsidiaries from the date of acquisition to December 31, the fiscal year end of IMT. As such, there will be no difference nor impact arising from the differing fiscal year ends.

Level 7, 420 King William Street, Adelaide SA 5000, Australia	Page 4 of 6
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948

18. Refer to your accounting policy for intangible assets on pages F-8 and F-24. We note on page F-49 that amortization for the six months ended June 30, 2016 totaled $681,302, which appears to be material. Please tell us the basis in IFRS for deferring amortization of 3D autostereoscopic technologies acquired from Marvel until January 1, 2016 when the assets were acquired September 30, 2015.

In response to the Staff’s comments, we would like to advise that the amortisation of intangible assets did not commence from the date of acquisition as the products and services applying the autostereoscopic 3D display technology and intellectual property were still at the testing and validation stage at time of acquisition of Marvel Digital Limited. These products and services of Marvel Digital Limited were not available for full launch into the market and delivery to customers until mid to late December 2015. As the revenue directly attributable to these intangible assets was also derived in mid to late December 2015, IMT recorded the corresponding amortisation of intangibles from January 1, 2016 as disclosed in the accounting policy for intangible assets on Pages F-8 and F-24. The directors of the Company had considered the amortisation of intangibles assets at the time of preparing the financial report and were of the view that the amount of the amortisation was not material to the financial report on the basis that any amortisation would have applied for 10 to 15 days in the month of December 2015, as the autostereoscopic 3D technology became available for customers in mid to late December 2015, and the amortisation expense was expected to be in the order of AUD 46,500 which represents 0.42% of the consolidated net assets of the Company and 1.97% of the profit after tax.

19. Refer to your accounting policy for intangible assets on page F-8. We note on page 47 that you amortize intellectual property over 8 years and computer software over 2-5 years. We also note on page 40 that Marvel 3D Pro workstations, CMS and ASD displays are normally sold as a system. Tell us the reason for using differing useful lives and amortization periods for intellectual property and computer software in these systems.

In response to the Staff’s comments, we would like to advise that the computer software included in the intangible assets are referred to the general computer software licences used by the Company for daily administration and operation purpose which are thus amortized according to the respective licence period. The intellectual property to be amortized over estimated useful life of 8 years are those autostereoscopic 3D display technologies and knowhow acquired in the business combination of Marvel Digital Limited.

20. Refer to your accounting policy for foreign currency translation on page F-10 and disclosure on pages 7 and 15 that substantially all of your non-cash assets are in the PRC and substantially all your revenue is sourced from the PRC. We also note that substantially all of your revenues and a significant portion of your operating costs are incurred in Hong Kong dollars and Chinese Renminbi. Please tell us how you determined your functional currency.

In response to the Staff’s comments, we have revised the disclosures on Page 7 of the Form 20F- Amendment 1.

Note 21 – Controlled Entities, page F-25

21. Please expand the disclosure to explain the nature of the indirect ownership for each of the entities indirectly owned.

In response to the Staff’s comments, we have expanded the disclosure to explain the nature of the indirect ownership for each of the entities indirectly owned by the Company on Page F-25 of the Form 20F- Amendment 1.

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T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948

Note 22 – Business Combinations, page F-26

22. We note that the acquisition of Conco International Co., Ltd. included performance shares to be issued equivalent to five times the average annual net profits of CICL for three years ending 12/31/2018 less the consideration for the acquisition. Please revise to disclose the accounting treatment to be afforded to these performance shares.

In response to the Staff’s comments, we have amended the disclosure on Page F-26 of the Form 20-F Amendment 1.

Note 29 – Related Parties, page F-34

23. Refer to disclosure of the Versitech License Agreement on page 44. Please expand the disclosure on page 44 to include the terms of the agreement, if material. Also, tell us whether Versitech is a related party and if so, expand the disclosure in Note 29 accordingly.

In response to the Staff’s comments, we have expanded the disclosure the material terms of the Versitech License agreement on Page 44 of the Form 20F- Amendment 1. We also confirm herewith that Versitech is not a related party to the IMT Group.

On behalf of the Board,

Yours sincerely

/S/ Dr. Herbert Ying Chiu Lee

Dr. Herbert Ying Chiu Lee

Director

Level 7, 420 King William Street, Adelaide SA 5000, Australia	Page 6 of 6
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948